UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2026

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated November 3, 2026 announcing results for the quarter ended September 30, 2026
●	Third quarter 2026 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Third Quarter 2026 Financial Results and Announces Actions to Improve Profitability

Third Quarter Highlights

●	Total sales were $369.8 million, up 18.6% year over year and down 2.3% sequentially
●	Adjusted EBITDA was negative $2.4 million due to substantially higher energy prices, impacting adjusted EBITDA by nearly $19 million
●	Generated positive operating cash flow of $25.9 million and free cash flow of $5.6 million, supported by a $34.8 million sequential reduction in working capital
●	Taking decisive actions to improve profitability by increasing capacity utilization and reducing overhead costs, targeting an adjusted EBITDA improvement of $100 million +/- 15% at full run rate
●	Continued progress on new strategic critical materials initiatives, with initial customer shipments during the third quarter
●	Paid quarterly dividend of $0.015 per share on September 29; Next dividend of $0.015 payable on December 30

LONDON, November 3, 2026 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the third quarter of 2026.

Financial Highlights

			%		%			%
($ in millions, except EPS)	Q3 2026	Q2 2026	Q/Q	Q3 2025	Y/Y	YTD 2026	YTD 2025	Y/Y

Sales	$369.8	$378.6	(2.3)%	$311.7	18.6%	$1,096.1	$1,005.7	9.0%
Net profit (loss) attributable to the parent	$57.9	$60.4	(4.1)%	$(12.8)	552.1%	$111.3	$(89.7)	224.0%
Adj. EBITDA	$(2.4)	$13.1	(118.0)%	$18.3	(112.9)%	$14.1	$13.0	8.1%
Adjusted diluted EPS	$(0.06)	$0.00	n.m	$(0.02)	(131.9)%	$0.37	$(0.30)	222.3%
Operating cash flow	$25.9	$37.0	(30.0)%	$20.8	24.6%	$57.3	$55.7	2.7%
Capital expenditures[1]	$20.3	$16.6	22.5%	$19.1	6.1%	$47.7	$49.0	(2.6)%
Free cash flow[2]	$5.6	$20.4	(72.7)%	$1.6	241.0%	$9.5	$6.7	41.8%

(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “Third quarter results reflect a challenging operating environment driven by external factors, primarily higher energy costs resulting from the Middle East conflict, and excess ferrosilicon imports into Europe. We are focused on managing what we can control, and today we are announcing decisive actions to improve our cost structure.

“We are rationalizing our footprint, planning to close five plants* and shifting production to our most competitive facilities with the goal of improving our capacity utilization to approximately 80%. As a result of this action, together with a 20% overhead reduction, we expect to enhance our adjusted EBITDA by $85 to $115 million at full run rate, with minimal changes to our annual volumes. Simultaneously, we continue to pursue trade measures to protect our markets from predatory imports, while continuing to make great strides in advancing our critical materials strategy,” concluded Dr. Levi.

* Subject to information and consultation processes with employee representative bodies in the relevant jurisdictions

Consolidated Sales

Third quarter sales were $369.8 million, a 2.3% decrease from the prior quarter and an 18.6% increase from the comparable prior-year period. The sequential decrease in revenue was primarily driven by lower shipments of silicon metal and silicon-

based alloys, together with slightly lower pricing in silicon-based alloys. This was partially offset by higher sales volumes of manganese-based alloys and improved realized prices for both silicon metal and manganese-based alloys. Sales of silicon metal decreased by $3.9 million and silicon-based alloys by $8.2 million, while manganese-based alloys increased by $6.3 million compared with the prior quarter.

Product Category Highlights

Silicon Metal

($,000)	Q3 2026	Q2 2026	% Q/Q	Q3 2025	% Y/Y	YTD 2026	YTD 2025	% Y/Y
Shipments in metric tons:	38,173	40,818	(6.5)%	33,561	13.7%	109,524	114,478	(4.3)%
Average selling price ($/MT):	2,669	2,592	3.0%	2,950	(9.5)%	2,664	2,915	(8.6)%

Silicon Metal Revenue	101,884	105,800	(3.7)%	99,005	2.9%	291,772	333,703	(12.6)%
Silicon Metal Adj.EBITDA	(2,255)	(2,658)	15.2%	11,614	(119.4)%	(7,188)	2,688	(367.4)%
Silicon Metal Adj.EBITDA Margin	(2.2)%	(2.5)%		11.7%		(2.5)%	0.8%

Silicon metal revenue in the third quarter was $101.9 million, a decrease of 3.7% from the prior quarter. The average selling price increased by 3.0%, reflecting higher realized prices across both the U.S. and EMEA. Shipments decreased by 6.5%, primarily driven by reductions in U.S. and European volumes. Market conditions in Europe remained challenging, with subdued demand and continued pressure from low-priced imports, particularly from China and emerging alternative suppliers. The interim EU review of antidumping duties on Chinese silicon metal highlights increasing efforts to address unfair trade practices and protect domestic production. Meanwhile, persistent overcapacity in China's polysilicon industry continued to weigh on the broader silicon value chain, despite initiatives aimed at improving supply discipline. Adjusted EBITDA improved to $(2.3) million in the third quarter, compared with $(2.7) million in the prior quarter. Adjusted EBITDA margin improved to (2.2)% in the third quarter from (2.5)% in the prior quarter.

Silicon-Based Alloys

($,000)	Q3 2026	Q2 2026	% Q/Q	Q3 2025	% Y/Y	YTD 2026	YTD 2025	% Y/Y
Shipments in metric tons:	59,171	62,915	(6.0)%	42,968	37.7%	182,760	138,880	31.6%
Average selling price ($/MT):	1,973	1,986	(0.7)%	2,149	(8.2)%	1,992	2,123	(6.2)%

Silicon-based Alloys Revenue	116,744	124,949	(6.6)%	92,338	26.4%	364,058	294,842	23.5%
Silicon-based Alloys Adj.EBITDA	(1,959)	14,516	(113.5)%	12,391	(115.8)%	19,407	21,963	(11.6)%
Silicon-based Alloys Adj.EBITDA Margin	(1.7)%	11.6%		13.4%		5.3%	7.4%

Silicon-based alloy revenue in the third quarter was $116.7 million, a decrease of 6.6% from the prior quarter. The average selling price decreased slightly by 0.7%, as higher realized prices in Argentina were offset by a significant decline in EMEA and a modest decrease in the U.S. Shipments decreased by 6.0%, primarily driven by lower volumes in EMEA, partially offset by increased shipments in the U.S. European market conditions remained weak, reflecting subdued steel production, cautious customer purchasing and continued competitive pressure. Despite the implementation of EU safeguard measures on certain ferroalloy imports, the European steel industry has yet to experience a meaningful recovery in underlying demand. In addition, higher energy costs across the ferroalloy value chain continued to create pressure on producers’ operating margins. Adjusted EBITDA turned negative at $(2.0) million in the third quarter, compared with $14.5 million in the prior quarter. Adjusted EBITDA margin declined to (1.7)%, from 11.6% in the prior quarter.

Manganese-Based Alloys

($,000)	Q3 2026	Q2 2026	% Q/Q	Q3 2025	% Y/Y	YTD 2026	YTD 2025	% Y/Y
Shipments in metric tons:	85,696	84,752	1.1%	69,552	23.2%	256,191	224,969	13.9%
Average selling price ($/MT):	1,330	1,270	4.7%	1,214	9.6%	1,283	1,179	8.8%

Manganese-based Alloys Revenue	113,976	107,635	5.9%	84,436	35.0%	328,693	265,238	23.9%
Manganese-based Alloys Adj.EBITDA	11,368	13,014	(12.6)%	4,391	158.9%	34,396	15,611	120.3%
Manganese-based Alloys Adj.EBITDA Margin	10.0%	12.1%		5.2%		10.5%	5.9%

Manganese-based alloy revenue in the third quarter was $114.0 million, an increase of 5.9% from the prior quarter. The average selling price increased by 4.7%, reflecting higher realized prices across both Europe and the U.S. Shipments increased by 1.1%, driven by higher volumes in the U.S., partially offset by a decline in Europe. In Europe, pricing continued to benefit from the implementation of trade safeguard measures aimed at limiting the impact of low-priced ferroalloy imports. However, higher energy costs offset the benefit of improved pricing. The U.S. market showed comparatively stronger commercial momentum, supporting an overall increase in shipments despite continued weakness in Europe. Adjusted EBITDA decreased to $11.4 million, compared with $13.0 million in the prior quarter, with the adjusted EBITDA margin declining to 10.0% from 12.1%.

Raw materials and energy consumption for production

Raw materials and energy consumption for production increased slightly to 51.7% of sales in the third quarter of 2026, compared with 51.5% in the prior quarter, despite a higher positive fair value adjustment related to long-term energy contracts of $76.8 million, compared with $59.9 million in the second quarter. Excluding the impact of these adjustments, raw materials and energy consumption represented 72.5% of sales, compared with 67.3% in the prior quarter, primarily reflecting higher production due to substantially higher energy costs, mainly in Spain.

Net Profit Attributable to the Parent

In the third quarter of 2026, net profit attributable to the parent was $57.9 million, or $0.31 per diluted share, compared to a net profit attributable to the parent of $60.4 million, or $0.32 per diluted share, in the prior quarter. The slight decrease was primarily driven by softer operating performance, partially offset by the higher positive fair value adjustment related to long-term energy contracts. The Company reported an adjusted diluted loss per share of $(0.06) for the third quarter of 2026, compared to breakeven adjusted diluted earnings per share in the previous quarter.

Adjusted EBITDA

Adjusted EBITDA turned negative at $(2.4) million in the third quarter of 2026, compared with $13.1 million in the prior quarter, primarily due to higher energy costs in Spain and, to a lesser degree, a challenging ferrosilicon market.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	Q3 2026	Q2 2026	$	%	Q3 2025	$	Y/Y

Total Cash[1]	$93.3	$93.2	0.1	0.0%	$121.5	(28.2)	(23.2)%
Adjusted Gross Debt[2]	$135.3	$130.9	4.4	3.4%	$126.7	8.6	6.8%
Net (Debt) Cash	$(42.1)	$(37.7)	(4.4)	(11.7)%	$(5.2)	(36.9)	(709.1)%
Total Working Capital[3]	$363.6	$398.4	(34.8)	(8.7)%	$421.6	(58.0)	(13.8)%
(1)	Total cash is comprised of restricted cash and cash and cash equivalents

(2) Adjusted gross debt excludes bank borrowings on our factoring program and the impact of IFRS16
(3) Total working capital is comprised of inventories, trade receivables and other receivables minus trade and other payables

Total cash was $93.3 million as of September 30, 2026, an increase of $0.1 million from $93.2 million as of June 30, 2026. Adjusted gross debt increased by $4.4 million to $135.3 million, resulting in net debt of $42.1 million as of September 30, 2026, representing an increase of $4.4 million from the prior quarter.

During the third quarter, cash flows provided by operating activities were $25.9 million, and net cash used in investing activities was $18.3 million. Cash used in financing activities was $8.0 million as a result of lease payments of $3.9 million, dividend payments of $2.8 million, interest payments of $2.4 million, the principal repayments of other financing liabilities of $0.4 million, and financing facilities payments in France and Spain totaling $1.6 million, partially offset by net cash proceeds from the sale of short-term commercial paper totaling $3.1 million.

Total working capital was $363.6 million as of September 30, 2026, a decrease of $34.8 million from $398.4 million at the end of the prior quarter. The decrease in our working capital balance during the quarter was primarily driven by a decrease of $23.6 million in inventories, $20.0 million in trade receivables and an increase of $5.0 million in trade and other payables, partially offset by a $13.8 million increase in other receivables.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “Despite the negative third quarter adjusted EBITDA of $2.4 million, we generated $5.6 million of free cash flow with net debt slightly increasing to $42.1 million. We maintain our financial discipline while we continue to rein in costs within our control. From a cash flow perspective, we expect to further reduce working capital needs in the coming quarters as we consolidate our production footprint.”

Capital Returns

During the third quarter, Ferroglobe did not repurchase shares and paid a quarterly cash dividend of $0.015 per share on September 29, 2026. Our next cash dividend of $0.015 per share will be paid on December 30, 2026, to shareholders of record as of December 22, 2026.

Management Update

Thomas Wiesner, Chief Legal Officer and Group Company Secretary, will step down from his role effective November 4, 2026, to pursue other opportunities. Dr. Marco Levi commented, “On behalf of the Board and the management team, I want to thank Thomas for his significant contributions to Ferroglobe over the past six years and wish him every success in the future.” The Company is in the final stages of selecting a successor and expects to announce an appointment in the coming weeks.

Conference Call

Ferroglobe invites all interested persons to participate in our conference call at 8:30 AM, Eastern Time on November 4, 2026. The call may also be accessed via an audio webcast.

To join via phone:

Conference call participants should pre-register using this link:

https://register-conf.media-server.com/register/BI36c7b5339ba84b0ca798a27bf90a6238

Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:

A simultaneous audio webcast and replay will be accessible here:

https://edge.media-server.com/mmc/p/yd3eswuy

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believes to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-IFRS financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital, adjusted net profit, adjusted diluted EPS, adjusted gross debt and net cash/(debt), are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Vice President, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Sales	$369,762	$378,620	$311,698	$1,096,127	$1,005,739
Raw materials and energy consumption for production	(191,182)	(195,066)	(180,414)	(609,735)	(671,967)
Other operating income	37,409	33,606	30,421	91,507	66,386
Staff costs	(63,160)	(68,063)	(68,861)	(195,363)	(208,107)
Other operating expense	(79,860)	(76,409)	(74,705)	(228,033)	(186,531)
Depreciation and amortization	(15,024)	(15,541)	(19,953)	(47,167)	(55,774)
Impairment (loss)	—	—	(12)	—	255
Other gain (loss)	261	(192)	(177)	111	1,056
Operating profit (loss)	58,206	56,955	(2,003)	107,447	(48,943)
Finance income	2,167	1,907	830	4,783	2,673
Finance costs	(5,244)	(3,482)	(4,084)	(14,647)	(13,409)
Exchange differences	3,810	5,138	555	10,730	(26,018)
Profit (loss) before tax	58,939	60,518	(4,702)	108,313	(85,697)
Income tax (expense) / benefit	(703)	48	(8,566)	3,354	(5,404)
Total profit (loss) for the period	58,236	60,566	(13,268)	111,667	(91,101)

Profit (loss) attributable to the parent	$57,928	$60,374	$(12,812)	$111,250	$(89,744)
Profit (loss) attributable to non-controlling interest	308	192	(456)	417	(1,357)

EBITDA	$77,040	$77,634	$18,505	$165,344	$(19,187)
Adjusted EBITDA	$(2,360)	$13,093	$18,267	$14,080	$13,025

Weighted average number of shares outstanding
Basic	188,294	188,281	188,075	188,282	188,386
Diluted	188,759	188,668	188,075	188,815	188,386

Profit (loss) per ordinary share
Basic	$0.31	$0.32	$(0.07)	$0.59	$(0.48)	$
Diluted	$0.31	$0.32	$(0.07)	$0.59	$(0.48)	$

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of September 30,	As of June 30,	As of December 31,
	2026	2026	2025
ASSETS
Non-current assets
Goodwill	$12,472	$12,472	$12,472
Intangible assets	184,134	203,823	132,682
Property, plant and equipment	484,222	487,026	486,678
Other financial assets	158,463	71,718	26,717
Receivables from related parties	1,703	1,709	1,763
Other non-current assets	21,511	21,550	21,436
Total non-current assets	862,505	798,298	681,748
Current assets
Inventories	297,863	321,435	306,160
Trade receivables	200,976	220,987	191,536
Other receivables	97,439	83,664	74,665
Current income tax assets	2,369	3,330	5,564
Other financial assets	5	6	11,104
Other current assets	29,466	28,547	21,716
Restricted cash and cash equivalents	142	153	175
Cash and cash equivalents	93,130	93,079	122,812
Total current assets	721,390	751,201	733,732
Total assets	$1,583,895	$1,549,499	$1,415,480

EQUITY AND LIABILITIES
Equity	$780,680	$717,895	$692,257
Non-current liabilities
Deferred income	83,299	61,003	26,394
Provisions	37,089	35,443	30,487
Provision for pensions	28,466	28,496	28,903
Bank borrowings	39,517	39,835	60,136
Lease liabilities	51,189	53,113	57,429
Other financial liabilities	19,477	20,170	22,035
Derivative financial liabilities	—	4,012	45,198
Other non-current liabilities	1,572	264	345
Deferred tax liabilities	5,478	5,876	11,005
Total non-current liabilities	266,087	248,212	281,932
Current liabilities
Provisions	83,194	128,191	87,308
Provision for pensions	179	179	186
Bank borrowings	88,257	89,825	79,876
Lease liabilities	12,041	12,311	12,254
Debt instruments	32,181	28,731	26,014
Other financial liabilities	7,211	6,839	11,408
Payables to related parties	7,499	1,875	2,577
Trade and Other payables	232,655	227,678	144,853
Current income tax liabilities	4,074	4,048	970
Other current liabilities	69,837	83,715	75,845
Total current liabilities	537,128	583,392	441,291
Total equity and liabilities	$1,583,895	$1,549,499	$1,415,480

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Cash flows from operating activities:
Profit (loss) for the period	$58,236	$60,566	$(13,268)	$111,667	$(91,101)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense / (benefit)	703	(48)	8,566	(3,354)	5,404
Depreciation and amortization	15,024	15,541	19,953	47,167	55,774
Finance income	(2,167)	(1,907)	(830)	(4,783)	(2,673)
Finance costs	5,244	3,482	3,881	14,647	13,406
Exchange differences	(3,810)	(5,138)	(555)	(10,730)	26,018
Impairment loss (gain)	—	—	12	—	(255)
Share-based compensation	(1,502)	(1,641)	(82)	(2,196)	1,906
Other loss (gain)	(261)	192	380	(111)	(1,053)
Write down of inventories to net realizable value	2,183	3,888	3,057	8,685	18,194
Change in fair value of derivatives not designated as hedging instruments	(76,752)	(59,903)	305	(142,196)	1,689
Changes in operating assets and liabilities				—
Decrease (increase) in inventories	21,063	8,098	(44,640)	(7,282)	(16,144)
Decrease (increase) in trade receivables	20,045	(10,046)	37,055	(14,101)	20,429
(Increase) decrease in other receivables	(14,054)	7,829	25,770	(24,547)	213
Decrease (increase) in energy receivable	—	—	6,734	1,259	31,459
Increase (decrease) in trade payables	5,255	22,147	(1,628)	92,857	50,866
Other changes in operating assets and liabilities	(3,153)	(8,705)	(23,777)	(11,871)	(46,578)
Income taxes (paid) refunded	(187)	2,604	(170)	2,149	(11,806)
Net cash provided by operating activities:	25,867	36,959	20,763	57,260	55,748
Cash flows from investing activities:
Interest and finance income received	456	1,790	720	2,946	2,565
Payments due to investments:				—
Intangible assets	(636)	(42)	(459)	(1,200)	(1,179)
Property, plant and equipment	(19,669)	(16,540)	(18,673)	(46,544)	(47,858)
Other financial assets	—	—	—	(7,000)	(15,119)
Disposals:				—
Other non-current assets	261	1,189	—	1,522	1,559
Receipt of asset-related government grant	1,316	—	—	1,316	—
Net cash used in investing activities	(18,272)	(13,603)	(18,412)	(48,960)	(60,032)
Cash flows from financing activities:
Dividends paid	(2,803)	(2,803)	(2,611)	(8,409)	(7,835)
Payment for debt and equity issuance costs	—	—	(7)	(217)	(106)
Repayment of debt instruments	(18,725)	(18,207)	(4,585)	(51,581)	(24,116)
Proceeds from debt issuance	21,802	18,687	15,028	58,496	35,444
(Decrease) / Increase in bank borrowings:				—
Borrowings	90,238	122,976	103,868	337,376	367,399
Payments	(91,816)	(134,432)	(121,192)	(346,972)	(319,378)
Payments for lease liabilities	(3,871)	(3,870)	(3,408)	(11,630)	(9,680)
Repayments of other financing liabilities	(626)	(4,580)	(626)	(5,881)	(44,079)
Other proceeds (payments) from financing activities	—	—	—	—	1,581
Other amounts received due to financing activities	168	—	—	168	—
Payments to acquire own shares	—	—	—	(20)	(4,691)
Interest paid	(2,353)	(3,656)	(2,232)	(8,480)	(9,668)
Net cash (used in) financing activities	(7,986)	(25,885)	(15,765)	(37,150)	(15,129)
Total net (decrease) in cash and cash equivalents	(391)	(2,529)	(13,414)	(28,850)	(19,413)
Beginning balance of cash and cash equivalents	93,232	96,392	135,547	122,987	133,271
Foreign exchange gains on cash and cash equivalents	431	(631)	(657)	(865)	7,618
Ending balance of cash and cash equivalents	$93,272	$93,232	$121,476	$93,272	$121,476
Restricted cash and cash equivalents	142	153	186	142	186
Cash and cash equivalents	93,130	93,079	121,290	93,130	121,290
Ending balance of cash and cash equivalents	$93,272	$93,232	$121,476	$93,272	$121,476

Adjusted EBITDA ($,000):

	Q3´26	Q2´26	Q3´25	YTD´26	YTD´25
Profit (loss) attributable to the parent	$57,928	$60,374	$(12,812)	$111,250	$(89,744)
Profit (loss) attributable to non-controlling interest	308	192	(456)	417	(1,357)
Income tax expense (benefit)	703	(48)	8,566	(3,354)	5,404
Finance income	(2,167)	(1,907)	(830)	(4,783)	(2,673)
Finance costs	5,244	3,482	4,084	14,647	13,409
Depreciation and amortization	15,024	15,541	19,953	47,167	55,774
EBITDA	77,040	77,634	18,505	165,344	(19,187)
Exchange differences	(3,810)	(5,138)	(555)	(10,730)	26,018
Impairment	—	—	12	—	(256)
Restructuring and termination costs	—	—	—	—	(1,285)
New strategy implementation	—	—	—	—	682
PPA Energy	(76,752)	(59,903)	305	(142,196)	1,689
Fines Inventory Adjustment	—	—	—	—	5,364
New ERP implementation	1,162	500	—	1,662	—
Adjusted EBITDA	$(2,360)	$13,093	$18,267	$14,080	$13,025

Adjusted (loss) profit attributable to Ferroglobe ($,000):

	Q3´26	Q2´26	Q3´25	YTD´26	YTD´25
Profit (loss) attributable to the parent	$57,928	$60,374	$(12,812)	$111,250	$(89,744)
Tax rate adjustment	(14,032)	(15,178)	9,836	61,414	28,542
Impairment	—	—	9	—	(187)
Restructuring and termination costs	—	—	—	—	(938)
New strategy implementation	—	—	—	—	498
PPA Energy	(57,564)	(44,927)	223	(106,647)	1,233
Fines Inventory Adjustment	—	—	—	—	3,916
New ERP implementation	872	375	—	1,247	—
Adjusted (loss) profit attributable to the parent	$(12,796)	$644	$(2,745)	$67,263	$(56,680)

Adjusted diluted (loss) profit per share:

	Q3´26	Q2´26	Q3´25	YTD´26	YTD´25
Diluted profit (loss) per ordinary share	$0.31	$0.32	$(0.07)	$0.59	$(0.48)
Tax rate adjustment	(0.07)	(0.08)	0.05	0.33	0.15
Impairment	—	—	0.00	—	(0.00)
Restructuring and termination costs	—	—	—	—	(0.00)
New strategy implementation	—	—	—	—	0.00
PPA Energy	(0.30)	(0.24)	0.00	(0.56)	0.01
Fines Inventory Adjustment	—	—	—	—	0.02
New ERP implementation	0.00	—	—	0.01	—
Adjusted diluted (loss) profit per ordinary share	$(0.06)	$0.00	$(0.02)	$0.37	$(0.30)

NASDAQ: GSM Third Quarter 2026 Results November 4, 2026 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and Non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," “should," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, the impacts of the Ukraine-Russia conflict; increases in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production; the outcomes of pending or potential litigation; operating costs, customer losses and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) that may be greater than expected; the retention of certain key employees; the current and anticipated competitive landscape; our ability to adapt products and services to changes in technology or the marketplace; our ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; the availability of raw materials and transportation; costs associated with labor disputes and stoppages; our ability to maintain our liquidity and to generate sufficient cash to service indebtedness; the integration and development of prior and future acquisitions; the availability and cost of maintaining adequate levels of insurance; our ability to protect trade secrets, trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy; exchange rate fluctuations; changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws; compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation); risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets; risks associated with mining operations, metallurgical smelting and other manufacturing activities; our ability to manage price and operational risks including industrial accidents and natural disasters; our ability to acquire or renew permits and approvals; potential losses due to unanticipated cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect our operations; changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities; changes in general economic, business and political conditions, including changes in the financial markets; uncertainties and challenges surrounding the implementation and development of new technologies; risks related to potential cybersecurity breaches; risks related to our capital structure; risks related to our ordinary shares; our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses; our incorporation in the United Kingdom, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and our failure to maintain an effective system of internal control over financial reporting. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt, net cash and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 3, 2026 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM 378.6 369.8 Q2 26 Q3 26 20.4 5.6 Q2 26 Q3 26 13.1 (2.4) Q2 26 Q3 26 GENERATED FREE CASH FLOW DESPITE SIGNIFICANT INCREASE IN ENERGY PRICES 3 Shipments (I) (kt) Quarterly revenues ($´m) Quarterly Adj. EBITDA ($´m) Free cash flow ($´m) 188.5 183.0 Q2 26 Q3 26 $(14.8) (5.4) (I) Excludes by-products and other products Note: numbers may not add due to rounding $(8.9) $(15.5) Excluding $18.5M impact from high energy prices, Adj. EBITDA would have been ~$16M

NASDAQ: GSM TAKING DECISIVE ACTIONS TO IMPROVE PROFITABILITY 4 • Overhead reduction and plant consolidation expected to enhance adj. EBITDA by $100M +/- 15% at full run rate • Successfully shipped ferromolybdenum in Q3, with additional critical materials shipments expected in Q4 • Trade measures starting to improve business conditions; EU China AD interim review & annual EU safeguard review • Coreshell’s $50M DOE award highlights product potential Key Highlights

NASDAQ: GSM SILICON METAL UPDATE 49,797 36,308 44,610 33,561 32,634 30,533 40,818 38,173 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Q3 26 CRU SiMe index spot pricing trends (I) ($/mt) SiMe shipment trends Q/Q by region SiMe volume trends (mt) Outlook Other 13% Total 6% N. America 8% Europe 3% 5 • Volume decline in Europe and the U.S. mainly due to seasonality; up 14% from Q3 2025 • Silicon market prices improved in Q3 in key markets • Outlook is improving as we recently entered the key negotiating period for 2027 (I) Calculated using average monthly prices 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 USA EU

NASDAQ: GSM SILICON BASED ALLOYS UPDATE 39,417 42,864 53,048 42,968 51,279 60,674 62,915 59,171 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Q3 26 CRU FeSi index spot pricing trends (I) ($/mt) Si-based alloys shipment trends Q/Q by region Si-based alloys volume trends (mt) Outlook Other 2% Total 6% N. America 12% Europe 24% 6 • Our volumes in Europe continue to be impacted by low-priced imports; US demand remains solid; up 38% YoY • Index prices in Q3 are up 1% in the US and down 2% in Europe • While the US volume outlook remains positive, Europe continues to be impacted by excess supply (I) Calculated using average monthly prices 1,200 1,400 1,600 1,800 2,000 2,200 2,400 2,600 USA EU

NASDAQ: GSM • Volumes remained strong in Q3, up 1% from Q2 2026 and 23% from Q3 2025 • Index prices remain positive for the year despite a moderate ~1% pullback in Q3 • Expect solid volumes to continue in Q4 MANGANESE BASED ALLOYS UPDATE 67,712 67,229 88,188 69,552 80,778 85,743 84,752 85,696 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Q3 26 CRU EU Mn index spot pricing trends (I) ($/mt) Mn-based alloys shipment trends Q/Q by region Mn-based alloys volume trends (mt) Outlook Other 61% Total 1% N. America 64% Europe 2% 7 (I) Calculated using average monthly prices 800 900 1,000 1,100 1,200 1,300 1,400 1,500 1,600 HC FeMn SiMn

NASDAQ: GSM FINANCE UPDATE

NASDAQ: GSM HIGHER ENERGY COSTS IMPACTING ADJ. EBITDA 9 (in USD million, except EPS) Q3 2026 Q2 2026 Sales $369.8 $378.6 Raw materials & energy for prod. $(268.0)* $(255.0)* Raw materials / sales % 72.5%* 67.3%* Adj. EBITDA $(2.4) $13.1 Adj. EBITDA margin % (0.6)% 3.5% Adj. diluted EPS $(0.06) $0.00 * Excluding $(76.8) million Q3 2026 and $(59.9) million Q2 2026 impact of power purchase agreements Adjusted EBITDA bridge ($´m) 13.1 (0.5) 6.0 (26.3) 5.3 (2.4) Q2 26 Volume Price Cost HQ & Others Q3 26

NASDAQ: GSM Revenue declined 4% to $102 million, driven by: • a 6% drop in shipments primarily due to a 3% decline in Europe and an 8% decline in North America; • Partially offset by an average selling price improvement of 3% versus the second quarter Costs deteriorated primarily due to increased energy and electrode prices in North America SILICON METAL ADJUSTED EBITDA BRIDGE Q3-26 VS. Q2-26 ($m) 10 (2.7) 0.6 2.4 (2.6) (2.3) Q2 26 Volume Price Cost Q3 26

NASDAQ: GSM Revenue declined 7% to $117 million, driven by: • 6% reduction in shipments; • 1% selling price decline Costs increased due to higher energy costs and lower fixed cost absorption. Q2 costs benefited from a $5 million litigation gain in Spain SILICON BASED ALLOYS ADJUSTED EBITDA BRIDGE Q3-26 VS. Q2-26 ($m) 11 14.5 (0.7) (1.5) (14.3) (2.0) Q2 26 Volume Price Cost Q3 26

NASDAQ: GSM Revenue increased 6% to $114 million, driven by: • 1% increase in shipments • 5% increase in average selling price Costs deteriorated due to higher energy costs, mainly in Spain MANGANESE ALLOYS ADJUSTED EBITDA BRIDGE Q3-26 VS. Q2-26 ($m) 12 13.0 0.1 5.1 (6.8) 11.4 Q2 26 Volume Price Cost Q3 26

NASDAQ: GSM WORKING CAPITAL IMPROVEMENTS DRIVING FCF 13 Cash flow summary ($´M) Changes in working capital Free cash flow (I) CAPEX Taxes & others Cash from operations Q3 26 $77.0 $32.3 $(6.5) $25.9 $5.6 $(20.3) EBITDA PPA mark-to-market $(76.8) • Release of working capital generated $32.3 million of CFO • PPA mark-to-market adjustment related to energy was $76.8 million • CAPEX increased by $3.7 million to $20.3 million • Free cash flow came in at $5.6 million in the third quarter Q2 26 Working Capital drove FCF gains (I) Free cash flow is calculated as cash from operations less capital expenditures Note: numbers may not add due to rounding $77.6 $28.0 $(8.8) $37.0 $20.4 $(16.6) $(59.9)

NASDAQ: GSM DEBT LEVELS REMAINED STABLE 14 Total distributions BALANCED CAPITAL ALLOCATION Cash CAPEX Buybacks $0 in Q3-26; Total $7.1m Dividend $2.8m in Q3-26 Coreshell Total $17m; 11.5% ownership Disciplined CAPEX $20.3m in Q3-26 37.7 42.1 Net debt evolution ($´m) Adjusted gross debt ($´m) 130.9 135.3 Q2 26 Q3 26 $4.4m Strategic investments Note: numbers may not add due to rounding $4.4m

NASDAQ: GSM Key Takeaways Trade protection beginning to yield results in both the U.S. and the EU 15 Decisive action to improve our performance through asset rationalization and overhead reductions Fundamentals are expected to improve with increased steel and aluminum production forecast for 2027 Critical materials expansion ahead of schedule; discussions with governments advancing Coreshell $50M award supports building of the first U.S. gigafactory dedicated to 100% graphite-free silicon anode batteries

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM ADJUSTED EBITDA RECONCILIATION 18 ($ in millions) Q3 26 Q2 26 EBITDA 77.0 77.6 Exchange differences1 (3.8) (5.1) New ERP Implementation 1.2 0.5 PPA Energy2 (76.8) (59.9) Adjusted EBITDA3 (2.4) 13.1 (1) Exchange differences refer to gains or losses arising from fluctuations in exchange rates when transactions are conducted in a currency other than the entity’s functional currency (2) PPA Energy refers to the fair value of energy generated under a Power Purchase Agreement (3) May not add due to rounding

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 19 Adjusted EBITDA Quarterly Sales $ millions Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Q3 2026 Silicon Metal 161 105 130 99 96 84 106 102 Silicon Alloys 85 91 112 92 104 122 125 117 Mn Alloys 78 74 106 84 93 107 108 114 Other Business 43 37 39 37 36 34 40 37 Total Revenue 368 307 387 312 329 348 379 370 10 (27) 22 18 15 3 13 (2) Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3 26

NASDAQ: GSM Investor Relations Alex Rotonen Vice President, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Vice President, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com